2022 Third Quarter
Shareholder Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance, and financial condition as at and for the three and nine months ended October 2, 2022. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 2, 2022, and the related notes, and with our MD&A for the year ended January 2, 2022 (2021 Annual MD&A).

In preparing this MD&A, we have taken into account all information available to us up to November 2, 2022, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 2, 2022 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on November 2, 2022.

The unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 2, 2022 have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). All financial information contained in this MD&A is consistent with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

Additional information about Gildan, including our 2021 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business”, “Strategy”, "Operating results", “Liquidity and capital resources - Long-term debt and net debt”, “Outlook”, “Financial risk management”, and “Risk and uncertainties” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A and of the 2021 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document and the 2021 Annual MD&A, including certain assumptions relating to the three-year financial outlook referenced in this MD&A and the 2021 Annual MD&A under the section “Gildan Sustainable Growth Strategy”.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic and the appearance of COVID variants, including the scope and duration of government
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mandated general, partial, or targeted private sector shutdowns, travel restrictions, social distancing measures, and the pace of mass vaccination campaigns;
•changes in general economic and financial conditions globally or in one or more of the markets we serve, including those resulting from the impacts of the COVID-19 pandemic and the appearance of COVID variants, the current high inflationary environment and the ongoing Russia-Ukraine conflict and war;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibers, dyes and other chemicals from current levels;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour shortages or disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties, including the implementation of a global minimum tax rate;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are
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made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

3.1 Overview

Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, and hosiery products. Our products are sold in large quantities to wholesale imprintables distributors in North America, Europe, Asia-Pacific, and Latin America, as well as to national accounts in North America comprised of large corporate customers which include mass merchants, global lifestyle brand companies, screenprinters and embellishers, and various brick and mortar and/or online retailers.

Manufacturing and operating as a socially and environmentally responsible producer is at the heart of what we do. The vast majority of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling essentially all aspects of the production process from start to finish for the garments we produce.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.

3.2 Our Operations

3.2.1 Brands, Products and Customers

The products we manufacture and sell are marketed under Company brands or under private or exclusive customers' brands. Our portfolio comprises primarily of the Gildan®, American Apparel®, Comfort Colors®, GoldToe®, and Peds® brands. We also sell sock products under the Under Armour® brand through a sock licensing agreement for exclusive distribution in the United States and Canada.

Our primary product categories include activewear tops and bottoms (activewear), socks (hosiery), and underwear tops and bottoms (underwear). In fiscal 2021, activewear sales accounted for 81% of total net sales, and hosiery and underwear sales accounted for 19% of total net sales.

We sell our activewear products in large quantities primarily in “blank” or undecorated form, without imprints or embellishment. The majority of our sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos. We also sell activewear products in blank form to national accounts in North America comprised of global lifestyle brand companies, large screenprinters and embellishers, licensed sports apparel companies and retailers, including mass merchants, craft stores, online retailers, department stores and dollar stores. Our customers sell our products under our own brands or their own private or exclusive brands. Our activewear products are ultimately sold into a highly diversified range of end-use markets and channels of distribution, including corporate and promotional product distributors, event, travel and
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tourism merchandisers, athletic dealers, educational and charitable organizations, entertainment promoters, on-line digital printers, as well as brick and mortar and online retailers.

We sell underwear and socks for men, ladies, and kids in large quantities to national accounts in North America comprised of brick and mortar and/or online retailers, including mass merchants, sports specialty stores, department stores and national chains, food and drug retailers, dollar stores, price clubs, as well as global lifestyle brand companies.

The following table summarizes our product offering under Company and licensed brands:

Primary product categories	Product-line details	Brands

Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan® Hammer™, Comfort Colors®, American Apparel®, Alstyle®, GoldToe®
Hosiery	athletic, dress, casual and workwear socks, liner socks, and socks for therapeutic purposes(1)	Gildan®, Under Armour®(2), GoldToe®, PowerSox®, Signature Gold by GoldToe®, Peds®, MediPeds®, All Pro®, American Apparel®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®
(1) Applicable only to MediPeds®.
(2) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada.

3.2.2 Manufacturing

The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations range from start to finish of the garment production process and include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Honduras in Central America.

In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we are expanding manufacturing capacity across our manufacturing network, including a significant expansion in Bangladesh, which involves the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. Construction of the first plant is currently underway and the incremental capacity for activewear and underwear is expected to service both North American and international markets.

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The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean	Asia
Yarn-spinning(1): conversion of cotton, polyester and other fibers into yarn	■ Salisbury, NC (2 facilities) ■ Mocksville, NC ■ Eden, NC ■ Clarkton, NC ■ Sanford, NC (2 facilities)(4) ■ Stoneville, NC(4) ■ Cedartown, GA
Textile manufacturing: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh
Sewing(2): assembly and sewing of cut goods		■ Honduras (3 facilities) ■ Nicaragua (4 facilities)	■ Dominican Republic (3 facilities)	■ Bangladesh
Garment-dyeing(3): pigment dyeing or reactive dyeing process		■ Honduras
Hosiery manufacturing: conversion of yarn into finished socks		■ Honduras
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in the U.S., to satisfy the remainder of our yarn needs.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Haiti, and other regions in Central America, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.
(4) Acquired as part of the acquisition of Frontier Yarns, effective December 10, 2021.

3.2.3 Environmental, Social and Governance (ESG) Program

ESG is core to Gildan’s long-term business strategy and has long-been a key element of success. As one of the most vertically integrated manufacturers in the apparel industry, producing the vast majority of the products we sell in our owned and/or Company-operated facilities, we have the advantage of exercising direct control on how we operate and in driving our ESG practices consistently across our operations.
The Company's ESG program is overseen centrally and the execution of the program is managed by dedicated teams of skilled professionals located in the regions where we operate. Our Board of Directors’ Corporate Governance and Social Responsibility Committee, composed of independent directors, has the specific responsibility of overseeing Gildan’s policies and practices in areas relevant to the environment, labour and human rights, health and safety, and other sustainability issues, including community engagement and stakeholder relations.

Building on a strong foundation of best-in-class ESG practices, at the beginning of 2022, the Company unveiled its “Next Generation ESG” strategy, an enhanced framework designed to deliver meaningful advancements by 2030 in key areas related to Climate, Energy, and Water; Circularity; Human Capital Management; Long-Term Value Creation; and Transparency and Disclosure. Under this strategy, Gildan seeks to tackle global environmental and social priorities aimed at improving the lives of people who make Gildan garments, further protecting the environment, empowering neighboring communities, and increasing the sustainability of products delivered to customers worldwide.

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The Company's targets and objectives in the five key focus areas of its Next Generation ESG strategy are as follows:

•Climate, Energy, and Water
Gildan is committed to continuing its fight against climate change by paving the way towards a low carbon future, with a goal of reducing its scope 1 and 2 greenhouse gas (GHG) emissions by 30% by 20301 aligned with the Science Based Targets initiative (SBTi) and the level of decarbonization required to meet the goals of the Paris Agreement. To that effect, Gildan has signed the SBTi commitment letter, joining companies worldwide in following a science-based approach in reducing carbon emissions. Gildan is also committed to addressing water related risks linked to climate change. The Company plans to further invest in water efficiency and implement additional water reducing, reusing, and recycling options in its operations with the goal to reduce water intensity (usage/withdrawal per kilogram produced) by 20% by 20301.

•Circularity
Gildan is committed to fostering a circular economy to reduce its environmental impact and intends to source more sustainable and transparent raw materials and enhance sustainable waste management initiatives. This will include sourcing 100% sustainable cotton by 2025 and 30% recycled polyester or alternative fibers and/or yarns by 2027. The Company also plans to achieve zero manufacturing waste by 2027 and to use 75% recycled or sustainable packaging and trim materials by 2027.

•Human Capital Management
The Company will continue ensuring human rights are respected in its supply chain. Gildan will also push health and safety performance to new standards by working to improve employee safety and reducing workplace risks across its operations. To achieve this, Gildan plans to attain the ISO 45001 certification at all its Company-owned and operated facilities by 2028.

On diversity, equity, and inclusion, the Company set a first-time goal to improve gender parity. While Gildan has already attained gender parity globally at the manager level and below, by 2027 it is targeting to achieve gender parity within the employee group encompassing director level and above.

•Long-Term Value Creation
Gildan is committed to positively impacting economic development in regions where the Company operates with meaningful community engagement. Gildan intends to incrementally increase allocation of capital towards purposeful and value-driven projects in regions where the Company operates and plans to gradually reach a contribution of 1% of its pre-tax earnings by 2026. In parallel, the Company will also engage one of its most important stakeholders, its people, and continue to facilitate and encourage employee volunteerism at all levels to further deepen local impact.

•Transparency and Disclosure
A key part of Gildan’s accountability in reaching these targets will be to transparently share the journey with stakeholders. To that effect, Gildan plans to further enhance and strengthen its ESG disclosure across all its areas of focus, effectively allowing stakeholders to make more informed ESG-focused decisions and maintaining a high degree of trust and understanding of Gildan.

In 2022, Gildan is planning to further enhance alignment to the Task Force on Climate-Related Financial Disclosures (TCFD) framework through a subsequent disclosure in a stand-alone report, which will detail Gildan’s climate-related governance, strategy, risk management and metrics, and targets.

Please visit www.GildanRespects.com for more information on our ESG program and a more detailed discussion of our accomplishments in ESG.

1 Compared to a 2018 baseline
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3.2.4 Sales, marketing and distribution

Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, production planning, inventory control and logistics, as well as finance, human resources and information technology functions. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated large distribution centers and some smaller facilities in the U.S., as well as a large distribution facility in Honduras. To supplement some of our distribution needs, we also use third-party warehouses in North America, Europe, and Asia.

3.2.5 Employees and corporate

We currently employ over 52,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.3 Competitive environment

The basic apparel market for our products is highly competitive. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located and vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure that we have developed by investing significantly over time are key competitive strengths and differentiators from our competition.

We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Hanesbrands Inc., as well as Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc. which competes through its own brand offerings and those of its subsidiary, Russell Corporation. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S.-based companies selling to or operating as wholesale distributors of imprintables activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), and Delta Apparel Inc., as well as Central American and Mexican manufacturers that supply products in the imprintables channel. Finally, although we also compete with some of our customers' own private brand offerings, we also supply products to certain customers that are seeking strategic suppliers with our type of manufacturing capabilities to support their private brand offerings.

4.0 STRATEGY

Building on a strong foundation, in 2022 the Company launched its “Gildan Sustainable Growth” (GSG) strategy focused on driving organic top and bottom-line growth through three key pillars – capacity expansion, innovation, and ESG. We believe by leveraging our competitive advantage as a low-cost, vertically integrated manufacturer and successfully executing on well-defined capacity expansion plans, delivering value-driven and innovative products, and through leading ESG practices will position us well to drive strong revenue growth, profitability and effective asset utilization, all of which are expected to allow us to deliver compelling shareholder value creation.

The three pillars of our GSG strategy are:

Capacity-driven growth: Leveraging our strong competitive advantage as a low-cost vertically integrated manufacturer as we execute on well-defined plans to expand our global production capacity to support projected sales growth in 2022 and beyond.

To this end, we have added incremental textile and sewing capacity in our manufacturing hubs in Central America and the Dominican Republic. Further, in December 2021, the Company purchased one of its yarn suppliers, Frontier Yarns, adding Frontier's capacity in North Carolina to its already significant yarn manufacturing base. The acquisition of Frontier Yarns will allow Gildan to build on its global vertically integrated supply chain through further internalizing yarn production and is expected to support incremental yarn needs for Gildan’s textile capacity in Central America and the Dominican Republic. Additionally, the Company is executing on the first phase of development of a large vertically integrated textile and sewing complex in Bangladesh as described in more detail in subsection 3.2.2 entitled "Manufacturing" in this MD&A.
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Innovation: Driving leadership in innovation across the organization and all areas of operations aimed at delivering high-quality, value-driven products, increased speed-to-market, operational efficiencies and a reduced environmental footprint.

The Company has identified and defined specific key initiatives, as well as investments aimed at driving innovation in our product-development and manufacturing processes, distribution and final products, including fabric features, product fit, fabric adaptability to evolving printing and decorating techniques, and ESG-friendly product attributes. Further investments will also be allocated to leverage digital tools, predictive analytics and artificial intelligence to better inform and accelerate decision-making across the organization, streamline systems and processes, and enhance planning, forecasting and market research.

ESG: Further increasing our ESG focus across all operations and leveraging our strong ESG standing and progress to enhance our value proposition to all our stakeholders.

With the launch of our Next Generation ESG strategy and the introduction of new long-term ESG targets, we are heightening ESG efforts across the organization. Initiatives under our strategy are aimed at reducing our carbon footprint, and water intensity (usage/withdrawal per kilogram produced), and fostering a circular economy, while driving increased operational efficiencies. Additional initiatives build on supporting economic development in regions where we operate and ensuring strong respect of human rights and high health and safety standards throughout our supply chain. Further, we will be increasing investment in our people, driving diversity and inclusion across our operations and enhancing ESG disclosure and transparency. All important areas of focus as we build on what is already a strong ESG proposition for all stakeholders.

5.0 OPERATING RESULTS

Impact of COVID-19 pandemic and other developments

The COVID-19 pandemic had a significant impact on our business, results of operations, financial condition, and cash flows from operations, particularly at its onset in 2020 and through the first half of 2021 while global government mandated social distancing restrictions and business lockdowns were in effect. As restrictions were lifted, we saw a rebound in economic activity in many sectors of the world during 2021, which translated to a significant demand recovery for our products by the second half of 2021, most notably in our North American markets. Although to a much lesser extent than in 2021, COVID-related pressures have continued into 2022 in some countries in which we compete outside of North America, including in China, where strict zero-COVID policies remain in effect. On the supply chain side, the pandemic and subsequent recovery that has ensued has brought on challenges affecting the broader market environment, including global supply chain disruptions, inflationary pressures, tightness in raw material inputs and inventories, as well as labour shortages. In addition, the Russia-Ukraine war has also led and may lead to further broader macroeconomic implications, including increases in fuel prices, volatility in the financial markets and a dampening on the global economic outlook. While our international revenue streams are largely tied to markets in Western Europe and to a lesser extent in Asia, with essentially no exposure to Russia, it is difficult to predict the broader impact the geopolitical situation and economic factors may have on global economies going forward and in turn the effect on our business. While we believe our vertically-integrated manufacturing model facilitates our ability to navigate through various headwinds impacting the current market landscape, there continues to be uncertainty in the macroeconomic environment and it is difficult to predict the impact on our business due to the COVID-19 pandemic, the war in Ukraine, inflationary pressures and other factors.

5.1 Non-GAAP financial measures

We use non-GAAP financial measures and ratios to assess our operating performance and liquidity. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A, we use non-GAAP financial measures and ratios including adjusted net earnings, adjusted diluted EPS, adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, and adjusted EBITDA to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information to investors on the Company’s financial performance and financial condition. We also
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use other non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital.

We refer the reader to section 16.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020

Net sales	850.0	895.6	774.9	784.3	801.6	747.2	589.6	690.2
Net earnings	153.0	158.2	146.4	173.9	188.3	146.4	98.5	67.4
Net earnings per share:
Basic(1)	0.84	0.85	0.77	0.90	0.95	0.74	0.50	0.34
Diluted(1)	0.84	0.85	0.77	0.89	0.95	0.74	0.50	0.34
Weighted average number of shares outstanding (in ‘000s):
Basic	181,980	185,506	189,344	193,841	197,334	198,464	198,418	198,362
Diluted	182,239	185,869	190,214	194,760	198,059	199,050	198,582	198,403
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

5.2.1 Seasonality and other factors affecting the variability of results and financial condition

Fiscal 2020 was an unprecedented year due to the significant effects of the COVID-19 pandemic on global economies. Consequently, our results of operations for the year ended January 3, 2021 were negatively affected by the significant downturn in demand. In conjunction with economic activity which started to recover in the second half of 2020, our sales and results of operations began to improve. Throughout 2021, the economic recovery strengthened alongside rapid vaccine deployment and the Company’s revenues and earnings recovered steadily and returned to above pre-pandemic levels of performance by the second half of 2021.

Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Historically, demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that
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MANAGEMENT'S DISCUSSION AND ANALYSIS
are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.4.5 entitled “Restructuring and acquisition-related (recovery) costs” in this MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. As part of our Back to Basics strategy, in the fourth quarter of fiscal 2020 and in the fourth quarter of fiscal 2021, we recorded charges of $32 million and $8 million, respectively, related to our strategic initiatives to significantly reduce our product line stock keeping units (SKU) base. In the fourth quarter of fiscal 2021, the Company reported a reversal of impairment of $32 million (net of specific asset write-offs) relating to our Hosiery cash-generating unit (CGU). Our results of operations over the past two years also include net insurance gains resulting from accrued insurance recoveries for the Company’s claims for losses relating to the two hurricanes in Central America in November 2020 (Q4 2020: $10 million; Q1 2021: $6 million; Q2 2021: $13 million; Q3 2021: $30 million; Q1 2022: $0.3 million).

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

QUARTERLY REPORT - Q3 2022 P.11

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.3 Select financial information

(in $ millions, except per share amounts or otherwise indicated)	Three months ended				Nine months ended
	Oct 2, 2022	Oct 3, 2021	Variation		Oct 2, 2022	Oct 3, 2021	Variation
			$	%			$	%

Net sales	850.0	801.6	48.4	6.0%	2,520.5	2,138.3	382.2	17.9%
Gross profit	252.2	281.7	(29.5)	(10.5)%	757.6	711.0	46.6	6.6%
Adjusted gross profit(1)	252.2	251.8	0.4	0.2%	756.3	663.3	93.0	14.0%
SG&A expenses	79.4	80.6	(1.2)	(1.5)%	248.3	233.7	14.6	6.2%
Impairment (Reversal of impairment) of trade accounts receivable	2.8	(1.3)	4.1	n.m.	4.4	(1.6)	6.0	n.m.
Restructuring and acquisition-related (recovery) costs	(4.6)	1.0	(5.6)	n.m.	(5.8)	4.0	(9.8)	n.m.
Operating income	174.6	201.3	(26.7)	(13.3)%	510.8	474.8	36.0	7.6%
Adjusted operating income(1)	170.0	172.4	(2.4)	(1.4)%	503.7	431.1	72.6	16.8%
Adjusted EBITDA(1)	201.0	206.7	(5.7)	(2.8)%	600.5	537.0	63.5	11.8%
Financial expenses	9.3	5.3	4.0	75.5%	23.7	22.7	1.0	4.4%
Income tax expense	12.2	7.7	4.5	58.4%	29.4	18.9	10.5	55.6%
Net earnings	153.0	188.3	(35.3)	(18.7)%	457.6	433.3	24.3	5.6%
Adjusted net earnings(1)	153.4	159.4	(6.0)	(3.8)%	457.5	389.6	67.9	17.4%
Basic EPS	0.84	0.95	(0.11)	(11.6)%	2.47	2.19	0.28	12.8%
Diluted EPS	0.84	0.95	(0.11)	(11.6)%	2.46	2.18	0.28	12.8%
Adjusted diluted EPS(1)	0.84	0.80	0.04	5.0%	2.46	1.96	0.50	25.5%
Gross margin(2)	29.7%	35.1%	n/a	(5.4) pp	30.1%	33.3%	n/a	(3.2) pp
Adjusted gross margin(1)	29.7%	31.4%	n/a	(1.7) pp	30.0%	31.0%	n/a	(1.0) pp
SG&A expenses as a percentage of net sales(3)	9.3%	10.1%	n/a	(0.8) pp	9.9%	10.9%	n/a	(1.0) pp
Operating margin(4)	20.5%	25.1%	n/a	(4.6) pp	20.3%	22.2%	n/a	(1.9) pp
Adjusted operating margin(1)	20.0%	21.5%	n/a	(1.5) pp	20.0%	20.2%	n/a	(0.2) pp

	Oct 2, 2022	Jan 2, 2022	Variation
			$	%
Total assets	3,440.0	3,136.7	303.3	9.7%
Total non-current financial liabilities	770.0	600.0	170.0	28.3%
Net debt(1)	943.7	529.9	413.8	78.1%
Quarterly cash dividend declared per common share	0.169	0.154	n/a	n/a
Net debt leverage ratio(1)	1.2	0.7	n/a	n/a
n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.
(4) Operating margin is defined as operating income divided by net sales.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.
QUARTERLY REPORT - Q3 2022 P.12

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4 Operating review

5.4.1 Net sales

	Three months ended				Nine months ended
(in $ millions, or otherwise indicated)	Oct 2, 2022	Oct 3, 2021	Variation		Oct 2, 2022	Oct 3, 2021	Variation
			$	%			$	%

Activewear	742.0	655.8	86.2	13.1%	2,167.1	1,737.6	429.5	24.7%
Hosiery and underwear	108.0	145.8	(37.8)	(25.9)%	353.4	400.8	(47.4)	(11.8)%
Total net sales	850.0	801.6	48.4	6.0%	2,520.5	2,138.4	382.1	17.9%
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The increase in net sales for the three and nine months ended October 2, 2022, reflected growth in activewear sales, partly offset by lower sales in the hosiery and underwear category. Higher year-over year activewear sales for the quarter and first nine months of the year included the benefit of higher net selling prices which were up on average in the mid-teen range. On the volume side, activewear shipments in the quarter were down compared to strong volumes last year, as increased unit sales to North American imprintables distributors were more than offset by lower unit sales to national accounts and retail-related customers, as well as international markets. On a year-to-date basis overall activewear sales volumes were up, reflecting the demand benefit stemming from the continued recovery of large events, travel and other end use markets, particularly in the first half of the year, as well as the impact of higher distributor replenishment to rebuild inventories to more optimal levels, as customer inventories were impacted by our production constraints due to the 2020 hurricanes in Central America and yarn labour shortages. The increase in activewear sales for the first nine months of 2022 also included the benefit of favourable product mix compared to the same period last year. In the hosiery and underwear category, the sales decline in the quarter and on a year-to-date basis was mainly due to lower unit sales volumes stemming from demand weakness in retail compounded by the impact of retailers managing their inventory levels, partially offset by higher net selling prices.

5.4.2 Gross profit and adjusted gross profit

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	Oct 2, 2022	Oct 3, 2021	Variation	Oct 2, 2022	Oct 3, 2021	Variation

Gross profit	252.2	281.7	(29.5)	757.6	711.0	46.6
Adjustments for:
Impact of strategic product line initiatives(1)	—	—	—	(1.0)	1.2	(2.2)
Net insurance gains(1)	—	(29.9)	29.9	(0.3)	(48.9)	48.6
Adjusted gross profit(2)	252.2	251.8	0.4	756.3	663.3	93.0
Gross margin	29.7%	35.1%	(5.4) pp	30.1%	33.3%	(3.2) pp
Adjusted gross margin(2)	29.7%	31.4%	(1.7) pp	30.0%	31.0%	(1.0) pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The decrease in GAAP gross profit and gross margin for the third quarter compared to last year reflected the impact of the non-recurrence of a net insurance gain of $30 million (or 375 basis points) which is excluded from adjusted gross profit. Adjusted gross profit for the third quarter was flat compared to last year, as the benefit of higher sales was offset by lower adjusted gross margin due to higher fiber costs and inflationary pressures on other manufacturing costs which more than offset the benefit of higher net selling prices and favourable product mix.

QUARTERLY REPORT - Q3 2022 P.13

MANAGEMENT'S DISCUSSION AND ANALYSIS
On year-to-date basis, GAAP gross profit and adjusted gross profit were up compared to the same period last year due to higher sales partially offset by lower margins. The decrease in GAAP gross margin included the impact of the non-recurrence of net insurance gains of $49 million (or 230 basis points) on a year-to-date basis. In addition, the year-to-date decline in GAAP and adjusted gross margins reflected an $18 million or 85 basis point impact of the non-recurrence of a one-time USDA payment in connection to its Pandemic Assistance for Cotton Users program recorded in the first quarter of 2021. Excluding these items, the change in gross margin and adjusted gross margin reflected higher fiber costs, and other manufacturing costs which more than offset the benefit of higher net selling prices and favourable product mix.

5.4.3 Selling, general and administrative expenses (SG&A)

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	Oct 2, 2022	Oct 3, 2021	Variation	Oct 2, 2022	Oct 3, 2021	Variation

SG&A expenses	79.4	80.6	(1.2)	248.3	233.7	14.6
SG&A expenses as a percentage of net sales	9.3%	10.1%	(0.8) pp	9.9%	10.9%	(1.0) pp
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The slight decrease in SG&A expenses for the third quarter was due to lower variable compensation expenses and our cost containment efforts, which more than offset the impact of cost inflation and higher selling expenses. SG&A expenses as a percentage of net sales improved 80 basis points to 9.3% compared to 10.1% last year, as the benefit of lower variable compensation costs and sales leverage more than offset the impact of cost inflation. On a year-to-date basis, the $14.6 million increase in SG&A expenses was primarily due to higher selling expenses and the impact of inflation on overall costs, partially offset by lower variable compensation expenses and the benefit of our cost containment measures. As a percentage of sales, the 100 basis point improvement in SG&A expenses on a year-to-date basis primarily reflected the benefit of sales leverage.

5.4.4 Impairment of trade accounts receivable
For the three and nine months ended October 2, 2022, the impairment of trade accounts receivable was $2.8 million and $4.4 million, respectively, compared to a reversal of impairment of trade accounts receivable of $1.3 million and $1.6 million, respectively, for the three and nine months ended October 3, 2021. The impairment of trade accounts receivable for the three and nine months ended October 2, 2022 is mainly related to an increase in trade accounts receivable balances, and specific provisions on higher risk customers. For the three and nine months ended October 3, 2021, the reversal of impairment of trade accounts receivable of $1.3 million and $1.6 million respectively, was due to a slight decrease in expected credit loss rates.

5.4.5 Restructuring and acquisition-related (recovery) costs

	Three months ended			Nine months ended
(in $ millions)	Oct 2, 2022	Oct 3, 2021	Variation	Oct 2, 2022	Oct 3, 2021	Variation

Employee termination and benefit costs	—	—	—	0.6	0.3	0.3
Exit, relocation and other costs	0.4	0.5	(0.1)	1.2	3.2	(2.0)
Net loss (gain) on disposal, write-downs, and accelerated depreciation of property, plant and equipment, right-of-use assets and computer software related to exit activities	(5.0)	0.3	(5.3)	(7.7)	0.4	(8.1)
Acquisition-related transaction costs	—	0.2	(0.2)	0.1	0.2	(0.1)
Restructuring and acquisition-related (recovery) costs	(4.6)	1.0	(5.6)	(5.8)	4.1	(9.9)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Restructuring and acquisition-related recovery for the nine months ended October 2, 2022 mainly related to a gain of $6.0 million on business dispositions (refer to note 8(f) of the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 2, 2022), and a gain of $3.4 million on the sale of
QUARTERLY REPORT - Q3 2022 P.14

MANAGEMENT'S DISCUSSION AND ANALYSIS
a former manufacturing facility in Mexico, partly offset by $2.1 million in accelerated depreciation of right-of-use assets, $0.6 million in employee termination and benefit costs related to the closure of a distribution center in the U.S., as well $0.8 million related to the completion of previously initiated restructuring activities.

Restructuring and acquisition-related costs for the nine months ended October 3, 2021 mainly related to the completion of previously initiated restructuring activities.

5.4.6 Operating income and adjusted operating income

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	Oct 2, 2022	Oct 3, 2021	Variation	Oct 2, 2022	Oct 3, 2021	Variation

Operating income	174.6	201.3	(26.7)	510.8	474.8	36.0
Adjustments for:
Restructuring and acquisition-related (recovery) costs(1)	(4.6)	1.0	(5.6)	(5.8)	4.0	(9.8)
Impact of strategic product line initiatives	—	—	—	(1.0)	1.2	(2.2)
Net insurance gains(1)	—	(29.9)	29.9	(0.3)	(48.9)	48.6
Adjusted operating income(2)	170.0	172.4	(2.4)	503.7	431.1	72.6
Operating margin	20.5%	25.1%	(4.6) pp	20.3%	22.2%	(1.9) pp
Adjusted operating margin(2)	20.0%	21.5%	(1.5) pp	20.0%	20.2%	(0.2) pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The decrease in GAAP operating income and the slight decrease in adjusted operating income for the third quarter of 2022 compared to last year was primarily due to lower operating margins, which more than offset the growth in net sales. On a year-to-date basis, the increases in operating and adjusted operating income compared to the same period last year was mainly driven by higher sales, which more than offset operating margin declines. The decrease in GAAP and adjusted operating margins for the quarter and on a year-to-date basis was mainly due to lower gross and adjusted gross margins (with GAAP gross margins significantly impacted by the non-recurrence of insurance gains last year) partly offset by lower SG&A expenses as a percentage of sales.

5.4.7 Financial expenses, net

	Three months ended			Nine months ended
(in $ millions)	Oct 2, 2022	Oct 3, 2021	Variation	Oct 2, 2022	Oct 3, 2021	Variation

Interest expense on financial liabilities recorded at amortized cost	7.1	3.3	3.8	15.9	13.0	2.9
Bank and other financial charges	3.0	1.7	1.3	6.9	7.0	(0.1)
Interest accretion on discounted lease obligations	0.7	0.6	0.1	2.3	2.1	0.2
Interest accretion on discounted provisions	0.1	—	0.1	0.1	0.1	—
Foreign exchange (gain) loss	(1.6)	(0.3)	(1.3)	(1.5)	0.5	(2.0)
Financial expenses, net	9.3	5.3	4.0	23.7	22.7	1.0
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The increase in net financial expenses for the three and nine months ended October 2, 2022 was mainly due to higher average borrowing levels and higher interest expense as a result of higher effective interest rates on our long-term debt bearing interest at variable rates, partly offset by foreign exchange gains in fiscal 2022. Foreign exchange
QUARTERLY REPORT - Q3 2022 P.15

MANAGEMENT'S DISCUSSION AND ANALYSIS
gains and losses in both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

5.4.8 Income taxes
The Company’s average effective income tax rate is calculated as follows:

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	Oct 2, 2022	Oct 3, 2021	Variation	Oct 2, 2022	Oct 3, 2021	Variation

Earnings before income taxes	165.3	196.0	(30.7)	487.1	452.2	34.9
Income tax expense	12.2	7.7	4.5	29.4	18.9	10.5
Average effective income tax rate	7.4%	3.9%	3.5 pp	6.0%	4.2%	1.8 pp
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The increase in the income tax expense for the nine months ended October 2, 2022, compared to the same period last year was mainly due to higher earnings, a $2 million tax charge in the first quarter of 2022 related to the sale of a former manufacturing facility in Mexico, as well as a $5 million tax charge in the third quarter of 2022 related to the sale of a yarn spinning facility located in the U.S (refer to note 8(f) to the Q3 2022 condensed interim consolidated financial statements). The pre-tax gains on the disposal of these assets, which were included in restructuring and acquisitions-related (recovery) costs in the first and third quarter, respectively, and the related $7 million tax charges are reflected as adjustments in arriving at adjusted net earnings as noted in the table in subsection 5.4.9 of this MD&A.

5.4.9 Net earnings, adjusted net earnings, and earnings per share measures

	Three months ended			Nine months ended
(in $ millions, except per share amounts)	Oct 2, 2022	Oct 3, 2021	Variation	Oct 2, 2022	Oct 3, 2021	Variation

Net earnings	153.0	188.3	(35.3)	457.6	433.3	24.3
Adjustments for:
Restructuring and acquisition-related (recovery) costs	(4.6)	1.0	(5.6)	(5.8)	4.0	(9.8)
Impact of strategic product line initiatives	—	—	—	(1.0)	1.2	(2.2)
Net insurance gains	—	(29.9)	29.9	(0.3)	(48.9)	48.6
Income tax expense relating to the above-noted adjustments	5.0	—	5.0	7.0	—	7.0
Adjusted net earnings(1)	153.4	159.4	(6.0)	457.5	389.6	67.9

Basic EPS	0.84	0.95	(0.11)	2.47	2.19	0.28
Diluted EPS	0.84	0.95	(0.11)	2.46	2.18	0.28
Adjusted diluted EPS(1)	0.84	0.80	0.04	2.46	1.96	0.50
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

GAAP net earnings for the third quarter were down mainly due to the decline in operating margin resulting mainly from the non-recurrence of the insurance gains recognized last year, while on a year-to-date basis, the increase in sales more than offset the impact of the non-recurrence of the insurance gains. On an adjusted basis, net earnings for the quarter were slightly down as the benefit of higher sales was more than offset by lower adjusted operating margins and higher financial expenses. On a year-to-date basis, the significant increase in adjusted net earnings was driven by the increase in net sales. Diluted and adjusted diluted EPS for these periods included the benefit of a lower outstanding share base due to share repurchases made under the Company's NCIB programs.

QUARTERLY REPORT - Q3 2022 P.16

MANAGEMENT'S DISCUSSION AND ANALYSIS
6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	Oct 2, 2022	Jan 2, 2022	Variation

Cash and cash equivalents	69.2	179.2	(110.0)
Trade accounts receivable	431.5	330.0	101.5
Inventories	1,112.5	774.4	338.1
Prepaid expenses, deposits and other current assets	116.7	163.7	(47.0)
Accounts payable and accrued liabilities	(503.0)	(440.4)	(62.6)
Income tax payable	(4.0)	(7.9)	3.9
Current portion of lease obligations	(13.4)	(15.3)	1.9
Current portion of long-term debt	(150.0)	—	(150.0)
Total working capital(1)	1,059.5	983.7	75.8
Current ratio(2)	2.6	3.1	n.m.
n.m. = not meaningful
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Current ratio is defined as current assets divided by current liabilities.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The decrease in cash and cash equivalents mainly reflects share repurchases under the Company's NCIB program and the payment of dividends, partially offset by increases in amounts drawn under our revolving long-term bank credit facilities and the free cash flow generated during the first nine months of fiscal 2022.

•The increase in trade accounts receivable (which are net of accrued sales discounts) was mainly due to the impact of higher sales in the third quarter of fiscal 2022 compared to the fourth quarter of fiscal 2021, and a seasonally lower offset for accruals for sales discounts compared to the end of fiscal 2021 mainly relating to the payout of annual rebate programs subsequent to the end of fiscal 2021.

•The increase in inventories was mainly due to planned increases in overall unit volumes, in order to improve inventory levels from the below optimal levels at the end of Q4 2021 that had resulted from production constraints due to the impact of the 2020 hurricanes in Central America and yarn labour shortages. The increase in inventories also reflected higher unit costs due to higher fiber costs and inflationary pressure on other materials, freight and conversion costs.

•Prepaid expenses, deposits and other current assets are lower mainly due to a decrease in derivative financial instrument assets which reflected the maturity of commodity forward swap contracts that were designated as hedges for the Company's cotton purchases for fiscal 2022.

•The increase in accounts payable and accrued liabilities is mainly the result of a seasonal increase due to the impact of the holiday period manufacturing downtime at the end of the fourth quarter of fiscal 2021, as well as higher raw material costs and inflationary impacts on other purchased goods and services.

•Working capital was $1,060 million as at October 2, 2022, compared to $984 million as at January 2, 2022. The current ratio at the end of the third quarter of fiscal 2022 of 2.6 is lower than the current ratio at the end of fiscal 2021, mainly due to $150 million of our long-term debt becoming current during the third quarter of 2022.
QUARTERLY REPORT - Q3 2022 P.17

MANAGEMENT'S DISCUSSION AND ANALYSIS
6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

(in $ millions)	Property, plant and equipment	Right-of-use assets	Intangible assets	Goodwill

Balance, January 2, 2022	985.1	92.4	306.6	283.8
Additions	157.8	7.2	4.4	—
Depreciation and amortization	(77.3)	(11.6)	(14.5)	—
Net carrying amounts of disposals	(5.3)	(10.5)	—	(13.9)
Balance, October 2, 2022	1,060.3	77.5	296.5	269.9
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Additions in property, plant and equipment are mainly due to expenditures related to the expansion of textile and sewing manufacturing operations. Disposals are mainly due to the sale of one of our U.S. yarn spinning facilities.

•The decrease in right-of-use assets mainly reflects the disposal of our lease interest following the sale of one of our U.S. yarn spinning facilities, as well as the impact of depreciation, partially offset by manufacturing and distribution facility lease renewals entered into during the nine months ended October 2, 2022.

•Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The decrease in intangible assets mainly reflects the amortization of $15 million.

•The $14 million decrease in goodwill reflects the goodwill sold in connection with the disposition of one of our U.S. yarn spinning facilities (refer to note 8(f) of the unaudited condensed interim consolidated Q3 2022 financial statements).

6.3 Other non-current assets and non-current liabilities

(in $ millions)	Oct 2, 2022	Jan 2, 2022	Variation

Deferred income tax assets	3.4	17.7	(14.3)
Other non-current assets	2.3	3.8	(1.5)
Long-term debt	(770.0)	(600.0)	(170.0)
Lease obligations	(79.5)	(93.8)	(14.3)
Other non-current liabilities	(61.7)	(59.9)	(1.8)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.

•The decrease in lease obligations mainly reflects the payments made during the fiscal year, as well as the disposal of our lease obligation which was sold as part of the sale of one of our U.S. yarn spinning facilities, partially offset by the impact of manufacturing and distribution facility lease renewals entered into during the nine months ended October 2, 2022.

•The increase in long-term debt reflects $320 million of draw downs on our revolver which was essentially used to finance share repurchases under our NCIB program, partially offset by $150 million of the unsecured notes becoming current during the third quarter of 2022.

•Other non-current liabilities include provisions and employee benefit obligations.

QUARTERLY REPORT - Q3 2022 P.18

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.0 CASH FLOWS

7.1 Cash flows from (used in) operating activities

	Three months ended			Nine months ended
(in $ millions)	Oct 2, 2022	Oct 3, 2021	Variation	Oct 2, 2022	Oct 3, 2021	Variation

Net earnings	153.0	188.3	(35.3)	457.6	433.3	24.3
Adjustments for:
Depreciation and amortization	31.1	34.3	(3.2)	96.9	105.8	(8.9)
Non-cash restructuring (gains) costs related to property, plant and equipment, right-of-use assets, and computer software	(5.4)	0.3	(5.7)	(8.2)	0.4	(8.6)
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings	(29.7)	2.9	(32.6)	7.9	(5.0)	12.9
Insurance recovery gain, net of loss on disposal of property, plant and equipment	—	(28.0)	28.0	(6.2)	(48.3)	42.1
Share-based compensation	8.4	12.7	(4.3)	24.1	29.2	(5.1)
Other	12.8	5.6	7.2	17.0	3.7	13.3
Changes in non-cash working capital balances	(104.4)	26.6	(131.0)	(365.0)	(55.6)	(309.4)
Cash flows from operating activities	65.8	242.7	(176.9)	224.1	463.5	(239.4)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows from operating activities were $224 million for the nine months ended October 2, 2022, compared to cash flows from operating activities of $464 million in the corresponding period last year. The change was mainly due to the impact of a higher increase in non-cash working capital, as explained below, partially offset by higher net earnings, and lower insurance recovery gains.

•Non-cash working capital increased by $365 million during the nine months ended October 2, 2022, compared to an increase of $56 million during the nine months ended October 3, 2021, mainly due to a higher increase in inventories.

QUARTERLY REPORT - Q3 2022 P.19

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.2 Cash flows from (used in) investing activities

	Three months ended			Nine months ended
(in $ millions)	Oct 2, 2022	Oct 3, 2021	Variation	Oct 2, 2022	Oct 3, 2021	Variation

Purchase of property, plant and equipment	(73.6)	(48.1)	(25.5)	(160.0)	(90.1)	(69.9)
Purchase of intangible assets	(0.9)	(0.6)	(0.3)	(4.0)	(1.8)	(2.2)
Business dispositions (acquisitions)	27.9	—	27.9	27.9	—	27.9
Proceeds from insurance related to property, plant and equipment (PP&E) and other disposals of PP&E	1.4	38.2	(36.8)	6.7	106.4	(99.7)
Cash flows (used in) from investing activities	(45.2)	(10.5)	(34.7)	(129.4)	14.5	(143.9)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows used in investing activities were $129 million for the nine months ended October 2, 2022, compared to cash flows from investing activities of $15 million in the corresponding period last year. The change was mainly due to higher capital expenditures, and insurance proceeds received in the first half of 2021 relating to property, plant and equipment damaged from the 2020 hurricanes in Central America, partially offset by the sale of one of our U.S. yarn spinning facilities.

•Capital expenditures2 for the nine months ended October 2, 2022 are described in section 6.2 of this MD&A entitled "Property, plant and equipment, right-of-use assets, intangible assets, and goodwill".

7.3 Free cash flow

	Three months ended			Nine months ended
(in $ millions)	Oct 2, 2022	Oct 3, 2021	Variation	Oct 2, 2022	Oct 3, 2021	Variation

Cash flows from operating activities	65.8	242.6	(176.8)	224.1	463.5	(239.4)
Cash flows (used in) from investing activities	(45.3)	(10.5)	(34.8)	(129.5)	14.5	(144.0)
Adjustment for:
Business (dispositions) acquisitions	(27.9)	—	(27.9)	(27.9)	—	(27.9)
Free cash flow(1)	(7.4)	232.1	(239.5)	66.7	478.0	(411.3)
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The year-over-year decrease in free cash flow of $411 million for the nine months ended October 2, 2022 was mainly due to the lower operating cash flows of $239 million, as well as higher capital expenditures compared to the same period last year of $72 million, and the non-recurrence of the insurance proceeds which were received in the first nine months of 2021 of $106 million relating to damaged equipment. The year-over-year decrease in free cash flow of $240 million for the three months ended October 2, 2022 was mainly due to lower operating cash flows of $177 million, as well as higher capital expenditures compared to the same period last year of $31 million, and the non-recurrence of the insurance proceeds which were received during the third quarter of 2021 of $38 million relating to damaged equipment.

2 Capital expenditures include purchases of property, plant & equipment and intangible assets.
QUARTERLY REPORT - Q3 2022 P.20

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.4 Cash flows from (used in) financing activities

	Three months ended			Nine months ended
(in $ millions)	Oct 2, 2022	Oct 3, 2021	Variation	Oct 2, 2022	Oct 3, 2021	Variation

Increase in amounts drawn under revolving long-term bank credit facility	105.0	—	105.0	320.0	—	320.0
Payment of term loan	—	—	—	—	(400.0)	400.0
Payment of lease obligations	(4.0)	(3.5)	(0.5)	(13.1)	(12.5)	(0.6)
Dividends paid	(30.6)	(30.4)	(0.2)	(93.3)	(60.7)	(32.6)
Proceeds from the issuance of shares	0.3	0.3	—	2.0	3.0	(1.0)
Repurchase and cancellation of shares	(94.0)	(119.7)	25.7	(408.2)	(119.7)	(288.5)
Share repurchases for settlement of non-Treasury RSUs	—	—	—	(5.7)	(1.8)	(3.9)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	—	—	—	(4.1)	(1.6)	(2.5)
Cash flows used in financing activities	(23.3)	(153.3)	130.0	(202.4)	(593.3)	390.9
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows used in financing activities for the nine months ended October 2, 2022 mainly reflected the repurchase and cancellation of common shares under NCIB programs as discussed in section 8.7 of this MD&A, the payment of dividends, partially offset by cash inflows of $320 million from funds drawn on our long-term bank credit facilities. For the nine months ended October 3, 2021, cash flows used in financing activities mainly reflected the repayment of $400 million for the Company's unsecured two-year term loan, the repurchase and cancellation of common shares, and the payment of dividends. See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework
Historically, our primary uses of funds have been for working capital requirements, capital expenditures, business acquisitions, and the payment of dividends and share repurchases, which we have funded with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use is to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for capital allocation are to support our dividends and for opportunistic complementary acquisitions with a preference towards opportunities that could enhance our supply chain model. In addition, we have used excess cash to repurchase shares under normal course issuer bid programs.

The Company has set a fiscal year-end net debt leverage target ratio3 of one to two times pro-forma adjusted EBITDA for the trailing twelve months, which we believe will provide an efficient capital structure and a framework within which we can execute on our capital allocation priorities. We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity to fund our organic growth strategy, including anticipated working capital and projected capital expenditures averaging 6% to 8% of annual sales, as well as our annual dividend policy and continued share repurchases in line with our leverage framework and value considerations. Refer to note 26 of the audited annual consolidated financial statements for the year ended January 2, 2022 for a discussion on the Company’s liquidity risk.

3 This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
QUARTERLY REPORT - Q3 2022 P.21

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.2 Long-term debt and net debt
The Company's long-term debt as at October 2, 2022 is described below:

	Effective interest rate (1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		Oct 2, 2022	Jan 2, 2022
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	2.5%	320.0	—	March 2027
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	2.6%	300.0	300.0	June 2026
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(5)	n/a	—	100.0	August 2023
Notes payable, interest at Adjusted LIBOR plus a spread of 1.53%, payable quarterly(5)	n/a	—	50.0	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100.0	100.0	August 2026
Notes payable, interest at Adjusted LIBOR plus a spread of 1.57%, payable quarterly(5)	2.9%	50.0	50.0	August 2026
		770.0	600.0
Current portion of long-term debt
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(5)	2.7%	100.0	—	August 2023
Notes payable, interest at Adjusted LIBOR plus a spread of 1.53%, payable quarterly(5)	2.7%	50.0	—	August 2023
		150.0	—
Long-term debt (including current portion)		920.0	600.0
(1)Represents the annualized effective interest rate for the nine months ended October 2, 2022, including the cash impact of interest rate swaps, where applicable.
(2)SOFR advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3)The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $43.7 million (January 2, 2022 - $51.1 million) has been committed against this facility to cover various letters of credit.
(4)The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and their amendments).
(5)The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

On April 20, 2021, the Company fully repaid its $400 million unsecured two-year term loan which was due on April 6, 2022. In June 2021, the Company amended its unsecured term loan of $300 million to extend the maturity date from April 2025 to June 2026.

On March 25, 2022, the Company amended and extended its unsecured revolving long-term bank credit facility of $1 billion to March 2027. As part of the amendment, LIBOR references were replaced with Term Secured Overnight Financing Rate (‘‘Term SOFR’’) and the revolving facility includes a sustainability-linked loan ("SLL") structure, whereby its applicable margins are adjusted upon achievement of certain sustainability targets, commencing in 2023. Revolving facility advances made prior to these amendments continue to apply LIBOR rates until the end of their term.

On March 25, 2022, the Company amended its $300 million term loan to replace LIBOR references by Term SOFR references.

QUARTERLY REPORT - Q3 2022 P.22

MANAGEMENT'S DISCUSSION AND ANALYSIS
On June 30, 2022, the Company amended its notes purchase agreement to include LIBOR fallback provisions to replace LIBOR with adjusted term SOFR, adjusted daily simple SOFR or any relevant alternate rate selected by the note holders and the Company upon a benchmark transition event or early opt-in election.

The Company applied the IFRS 9 interest rate benchmark reform practical expedient for amendments required by the interest rate reform to the revolving-long term bank credit facility, term loan and related interest rate swap agreements.

The Company was in compliance with all financial covenants at October 2, 2022 and expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

(in $ millions)	Oct 2, 2022	Jan 2, 2022

Long-term debt (including current portion)	920.0	600.0
Bank indebtedness	—	—
Lease obligations (including current portion)	92.9	109.1
Total debt(1)	1,012.9	709.1
Cash and cash equivalents	(69.2)	(179.2)
Net debt(1)	943.7	529.9
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at October 2, 2022 was 1.2 times (0.7 times at January 2, 2022). The Company’s net debt leverage ratio is calculated as follows:

(in $ millions, or otherwise indicated)	Oct 2, 2022	Jan 2, 2022

Adjusted EBITDA for the trailing twelve months(1)	790.4	726.8
Adjustment for:
Business acquisitions	2.0	22.8
Pro-forma adjusted EBITDA for the trailing twelve months	792.4	749.6
Net debt(1)	943.7	529.9
Net debt leverage ratio(1)(2)	1.2	0.7
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 1.4 at October 2, 2022.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The total net debt to EBITDA ratios (as defined in the credit facility agreement and its amendments) vary from the definition of the Company’s non-GAAP ratio and non-GAAP financial measures “net debt leverage ratio” and “adjusted EBITDA” respectively, as presented in this MD&A in certain respects. The definitions in the loan and note agreements are based on accounting for all leases in accordance with previous accounting principles whereby the Company’s leases for premises were accounted for as operating leases, while the Company’s reported net debt leverage ratio reflects lease accounting in accordance with the Company’s current accounting policies. In addition, adjustments permitted to EBITDA in the loan and note agreements vary from the adjustments used by the Company in calculating its adjusted EBITDA non-GAAP financial measure. As a result of these differences, our total net debt to EBITDA ratio for purposes of our loan and note agreements was 1.4 at the end of the third quarter of fiscal 2022.

QUARTERLY REPORT - Q3 2022 P.23

MANAGEMENT'S DISCUSSION AND ANALYSIS
The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.3 Off-balance sheet arrangements and maturity analysis of contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth the maturity of our contractual obligations by period as at October 2, 2022.

(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Accounts payable and accrued liabilities	503.0	503.0	503.0	—	—	—
Long-term debt	920.0	920.0	150.0	—	770.0	—
Interest obligations(1)	—	133.6	36.3	62.7	34.6	—
Purchase and other obligations(2)	—	470.2	367.1	94.6	6.9	1.6
Lease obligations	92.9	116.6	18.9	28.5	23.5	45.7
Total contractual obligations	1,515.9	2,143.4	1,075.3	185.8	835.0	47.3
(1) Interest obligations include expected interest payments on long-term debt as at October 2, 2022 (assuming balances remain outstanding through to maturity). For variable rate debt, the Company has applied the rate applicable at October 2, 2022 to the currently established maturity dates.
(2) Purchase and other obligations includes commitments to purchase raw materials and equipment, as well as minimum royalty obligations and other contractual commitments.

As disclosed in note 24 to our fiscal 2021 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of our subsidiaries do not perform their contractual obligations. As at October 2, 2022, the maximum potential liability under these guarantees was $161 million, of which $17 million was for surety bonds and $144 million was for financial guarantees and standby letters of credit.

8.4 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at October 2, 2022, the Company’s outstanding derivative financial instruments (most of which are designated as effective hedging instruments) consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the Company's term loans and unsecured notes. The Company also has a total return swap outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. For more information about our derivative financial instruments, please refer to notes 9 and 10 to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 2, 2022.

8.5 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at October 28, 2022, there were 179,561,295 common shares issued and outstanding along with 3,181,527 stock options and 66,657 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are used exclusively for one-time awards to attract candidates or for retention purposes and their vesting conditions, including any performance objectives, are determined by the Board of Directors at the time of grant.

QUARTERLY REPORT - Q3 2022 P.24

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.6 Declaration of dividend

On November 2, 2022, the Board of Directors declared cash dividend of $0.169 per share for an expected aggregate payment of $30 million which will be paid on December 19, 2022 on all of the issued and outstanding common shares of the Company, rateably and proportionately, to the holders of record on November 23, 2022. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt repayment obligations, capital requirements, the macro-economic environment, and present and/or future regulatory and legal restrictions. The Company's dividend payout policy and the declaration of dividends are subject to the discretion of the Board of Directors and, consequently, there can be no assurances that Gildan's dividend policy will be maintained or that dividends will be declared in respect of any quarter or other future periods. The declaration of dividends by the Board of Directors is ultimately dependent on the Company’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

8.7 Normal course issuer bid (NCIB)

In August 2022, the Company received approval from the TSX to renew its normal course issuer bid (NCIB) program commencing on August 9, 2022, to purchase for cancellation a maximum of 9,132,337 common shares, representing 5% of the Company's issued and outstanding common shares, as at July 31, 2022 (the reference date for the NCIB). Under the NCIB, the Company is authorized to make purchases under the normal course issuer bid during the period from August 9, 2022 to August 8, 2023 in accordance with the requirements of the TSX. Purchases can be made by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative Canadian trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares.

During the third quarter, the Company completed share repurchases under its NCIB ending August 8, 2022 and following the renewal of the Company's NCIB, effective August 9, 2022, the Company continued to repurchase shares. During the nine months ended October 2, 2022, the Company repurchased for cancellation a total of 11,896,866 common shares under its NCIB programs for a total cost of $407 million, of which $12 million was charged to share capital and the balance was charged to retained earnings.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0 OUTLOOK

References related to management’s expectations may be found in the Company's earnings press release dated February 23, 2022 under "Gildan Sustainable Growth Strategy", as well as the Company's press release dated November 3, 2022, more specifically under the section entitled "Outlook". The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov, and on the Company's corporate website at www.gildancorp.com.

QUARTERLY REPORT - Q3 2022 P.25

MANAGEMENT'S DISCUSSION AND ANALYSIS
11.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to note 26 of the audited annual consolidated financial statements for the year ended January 2, 2022 for additional details, and for more information about our derivative financial instruments, please refer to notes 9 and 10 to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 2, 2022.

12.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our fiscal 2021 audited consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

12.1 Critical judgments in applying accounting policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
•Determination of cash-generating units (CGUs)
•Income taxes

12.2 Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the remainder of the fiscal year are as follows:
•Allowance for expected credit losses
•Inventory valuation
•Business combinations
•Recoverability and impairment of non-financial assets
•Income taxes

For a more detailed discussion on these areas requiring the use of management estimates and judgments, please refer to note 3 to our fiscal 2021 audited consolidated financial statements.

13.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 2, 2022 were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 2, 2022 as those disclosed in note 3 of its most recent audited annual consolidated financial statements.

QUARTERLY REPORT - Q3 2022 P.26

MANAGEMENT'S DISCUSSION AND ANALYSIS
13.2 New accounting standards and interpretations not yet applied

Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. These amendments are subject to future developments. Certain application issues resulting from the 2020 amendments were raised with the Board, which resulted in the Board publishing exposure draft ED/2021/9 Non-current Liabilities with Covenants in November 2021. Further amendments to IAS 1 are proposed as well as a deferral of the effective date of the 2020 amendments to no earlier than January 1, 2024. The exposure draft was open for comment until March 21, 2022. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:

–Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
–Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.

The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Amendments to IAS 12, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
On May 7, 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

QUARTERLY REPORT - Q3 2022 P.27

MANAGEMENT'S DISCUSSION AND ANALYSIS

14.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

Changes in internal controls and procedures
There have been no changes in the Company’s internal control over financial reporting that occurred during the period beginning on July 4, 2022 and ended on October 2, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitation on scope of design
The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Frontier Yarns Inc. ("Frontier Yarns'), which was acquired on December 10, 2021. Frontier Yarns accounted for approximately $40 million of current assets, $73 million of non-current assets, $36 million of current liabilities and $2 million of non-current liabilities, in the Company's interim consolidated statement of financial position as at October 2, 2022, which exclude right of use assets of $30 million, goodwill from the acquisition of $63 million and non-current liabilities of $31 million related to long term lease obligations.

15.0 RISK AND UNCERTAINTIES

In note 26 of our 2021 audited annual consolidated financial statements we describe certain risks related to financial instruments and in our 2021 annual MD&A under the section “Risk and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business. The risks described in our 2021 Annual MD&A include:

•Our ability to implement our growth strategies and plans
•Our ability to compete effectively
•Our ability to integrate acquisitions
•We may be negatively impacted by changes in general economic and financial conditions
•We rely on a small number of significant customers
•Our customers do not commit to purchase minimum quantities
•Our ability to anticipate, identify, or react to changes in consumer preferences and trends
•Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
•We rely on key suppliers
•We may be negatively impacted by climate, political, social, and economic risks, natural disasters, pandemics, and endemics in the countries in which we operate or from which we source production
•Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
•We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations
•Factors or circumstances that could increase our effective income tax rate
•Compliance with environmental and health and safety regulations
•Global climate change could have an adverse impact on our business
•Compliance with product safety regulations
•We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
•We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
•We may be negatively impacted by changes in third-party licensing arrangements and licensed brands
•Our ability to protect our intellectual property rights
•We rely significantly on our information systems for our business operations
•We may be negatively impacted by data security breaches or data privacy violations
•We depend on key management and our ability to attract and/or retain key personnel

QUARTERLY REPORT - Q3 2022 P.28

MANAGEMENT'S DISCUSSION AND ANALYSIS

16.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP financial measures, as well as non-GAAP ratios, to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP financial measures are presented on a consistent basis for all periods presented in this MD&A. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures and related ratios
In this MD&A we use non-GAAP financial measures including adjusted net earnings, adjusted operating income, adjusted gross profit, adjusted EBITDA, as well as non-GAAP ratios including adjusted diluted EPS, adjusted operating margin, and adjusted gross margin. These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial performance and financial condition. Excluding these items does not imply they are necessarily non-recurring. We also use other non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related (recovery) costs
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. For the three and nine months ended October 2, 2022 restructuring and acquisition-related recoveries of $4.6 million and $5.8 million (2021 - $1.0 million and $4.0 million in costs) respectively were recognized. Subsection 5.4.5 entitled “Restructuring and acquisition-related (recovery) costs” in this MD&A contains a detailed discussion of these costs and recoveries.

Net insurance gains
For the three and nine months ended October 2, 2022, net insurance gains were nil and $0.3 million (2021 - $29.9 million and $48.9 million), related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. The net insurance gains reflected a recovery of $2.0 million and costs of $6.0 million (2021 - $11.0 million and $50.6 million) (mainly attributable to equipment repairs, salary and benefits continuation for idle employees, and other costs and charges), which were more than offset by related accrued insurance write-offs of $2.0 million and recoveries of $6.3 million (2021 - $40.9 million and $99.5 million) during the three and nine months ended October 2, 2022. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment, as well as the recognition of insurance recoveries for business interruption, when applicable. Net insurance gains are included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

QUARTERLY REPORT - Q3 2022 P.29

MANAGEMENT'S DISCUSSION AND ANALYSIS
Impact of strategic product line initiatives
In the fourth quarter of fiscal 2019, the Company launched a strategic initiative to significantly reduce its imprintables product line SKU count. In the fourth quarter of fiscal 2020 the Company expanded this strategic initiative to include a significant reduction in its retail product line SKU count. The objectives of this strategic initiative include exiting all ship to-the-piece activities, discontinuing overlapping and less productive styles and SKUs between brands, simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this initiative has included inventory write-downs to reduce the carrying value of discontinued SKUs to liquidation values, sales return allowances for product returns related to discontinued SKUs, and in Q4 2021, the write-down of production equipment and other assets relating to discontinued SKUs. The impact of strategic product line initiatives is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

The gains and charges related to this initiative were as follows:
•For the three and nine months ended October 2, 2022, nil and $1.0 million of recoveries included in cost of sales.
•For the three and nine months ended October 3, 2021, nil and $1.2 million of charges included in cost of sales.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), net insurance gains, the discontinuance of PPE SKUs, the impact of the Company's strategic product line initiatives, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions, except per share amounts)	Oct 2, 2022	Oct 3, 2021	Oct 2, 2022	Oct 3, 2021

Net earnings	153.0	188.3	457.6	433.3
Adjustments for:
Restructuring and acquisition-related (recovery) costs	(4.6)	1.0	(5.8)	4.0
Impact of strategic product line initiatives	—	—	(1.0)	1.2
Net insurance gains	—	(29.9)	(0.3)	(48.9)
Income tax expense relating to the above-noted adjustments	5.0	—	7.0	—
Adjusted net earnings	153.4	159.4	457.5	389.6

Basic EPS	0.84	0.95	2.47	2.19
Diluted EPS	0.84	0.95	2.46	2.18
Adjusted diluted EPS(1)	0.84	0.80	2.46	1.96
(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.
QUARTERLY REPORT - Q3 2022 P.30

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiatives. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers, that could otherwise be masked by the impact of our strategic product line initiatives and net insurance gains that can vary from period to period. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions, or otherwise indicated)	Oct 2, 2022	Oct 3, 2021	Oct 2, 2022	Oct 3, 2021

Gross profit	252.2	281.7	757.6	711.0
Adjustments for:
Impact of strategic product line initiatives	—	—	(1.0)	1.2
Net insurance gains	—	(29.9)	(0.3)	(48.9)
Adjusted gross profit	252.2	251.8	756.3	663.3
Gross margin	29.7%	35.1%	30.1%	33.3%
Adjusted gross margin(1)	29.7%	31.4%	30.0%	31.0%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments. The sales return allowance was nil for both periods.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets, net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiatives. Adjusted operating margin is calculated as adjusted operating income divided by net sales, excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of restructuring and acquisition-related costs, our strategic product line initiatives and net insurance gains that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

QUARTERLY REPORT - Q3 2022 P.31

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended		Nine months ended
(in $ millions, or otherwise indicated)	Oct 2, 2022	Oct 3, 2021	Oct 2, 2022	Oct 3, 2021

Operating income	174.6	201.3	510.8	474.8
Adjustments for:
Restructuring and acquisition-related (recovery) costs	(4.6)	1.0	(5.8)	4.0
Impact of strategic product line initiatives	—	—	(1.0)	1.2
Net insurance gains	—	(29.9)	(0.3)	(48.9)
Adjusted operating income	170.0	172.4	503.7	431.1
Operating margin	20.5%	25.1%	20.3%	22.2%
Adjusted operating margin(1)	20.0%	21.5%	20.0%	20.2%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments. The sales return allowance was nil for both periods.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets and reversal of impairments on intangible assets, net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiative. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions)	Oct 2, 2022	Oct 3, 2021	Oct 2, 2022	Oct 3, 2021

Net earnings	153.0	188.3	457.6	433.3
Restructuring and acquisition-related (recovery) costs	(4.6)	1.0	(5.8)	4.0
Impact of strategic product line initiatives	—	—	(1.0)	1.2
Net insurance gains	—	(29.9)	(0.3)	(48.9)
Depreciation and amortization	31.1	34.3	96.9	105.8
Financial expenses, net	9.3	5.3	23.7	22.7
Income tax expense	12.2	7.7	29.4	18.9
Adjusted EBITDA	201.0	206.7	600.5	537.0
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2022 P.32

MANAGEMENT'S DISCUSSION AND ANALYSIS
Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions/dispositions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions)	Oct 2, 2022	Oct 3, 2021	Oct 2, 2022	Oct 3, 2021

Cash flows from operating activities	65.8	242.6	224.1	463.5
Cash flows (used in) from investing activities	(45.3)	(10.5)	(129.5)	14.5
Adjustment for:
Business (dispositions) acquisitions	(27.9)	—	(27.9)	—
Free cash flow	(7.4)	232.1	66.7	478.0
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company, and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Oct 2, 2022	Jan 2, 2022

Long-term debt (including current portion)	920.0	600.0
Bank indebtedness	—	—
Lease obligations (including current portion)	92.9	109.1
Total debt	1,012.9	709.1
Cash and cash equivalents	(69.2)	(179.2)
Net debt	943.7	529.9
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2022 P.33

MANAGEMENT'S DISCUSSION AND ANALYSIS
Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements due primarily to adjustments in the latter related to lease accounting, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Oct 2, 2022	Jan 2, 2022

Adjusted EBITDA for the trailing twelve months	790.4	726.8
Adjustment for:
Business acquisitions	2.0	22.8
Pro-forma adjusted EBITDA for the trailing twelve months	792.4	749.6
Net debt	943.7	529.9
Net debt leverage ratio(1)	1.2	0.7
(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 1.4 at October 2, 2022. Refer to section 8.2 of this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Working capital
Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not necessarily comparable to similarly titled measures used by other public companies.

(in $ millions)	Oct 2, 2022	Jan 2, 2022

Cash and cash equivalents	69.2	179.2
Trade accounts receivable	431.5	330.0
Inventories	1,112.5	774.4
Prepaid expenses, deposits and other current assets	116.7	163.7
Accounts payable and accrued liabilities	(503.0)	(440.4)
Income taxes payable	(4.0)	(7.9)
Current portion of lease obligations	(13.4)	(15.3)
Current portion of long-term debt	(150.0)	—
Working capital	1,059.5	983.7
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.
QUARTERLY REPORT - Q3 2022 P.34